UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

The Bank of Rajasthan Limited

(Name of Subject Company)

Not Applicable

 (Translation of Subject Company’s Name into English (if applicable))

India

 (Jurisdiction of Subject Company’s Incorporation or Organization)

ICICI Bank Limited

(Name of Person(s) Furnishing Form)

Equity Shares with nominal value of INR 10 per share

 (Title of Class of Subject Securities)

Not Applicable

 (CUSIP Number of Class of Securities (if applicable))

The Bank of Rajasthan Limited
Board Sectt. Corporate Office,
Raghuvanshi Mills Compound,
11/12, Senapati Bapat Marg, Lower Parel(W),
Mumbai-400 013, India
91-22-30401034

 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 23, 2010

(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this form:

Exhibit Number	Description	Page
I-A	Notice regarding the Extraordinary General Shareholders’ Meeting	4

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document listed in (a) above.

PART II  INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III  CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on June 15, 2010.

PART IV  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICICI Bank Limited
Filer

By:	/s/ Shanthi Venkatesan
	Name:	Shanthi Venkatesan
	Title:	Assistant General Manager
	Date:	June 15, 2010